

Mail Stop 3628

June 9, 2010

<u>Via Facsimile and U.S. Mail</u>

Laurie R. Ferber, Esq.
MF Global Holdings Ltd.
717 Fifth Avenue
New York, NY 10022

   Re: **MF Global Ltd.**
      Schedule TO-I
      Filed June 1, 2010
      File No. 5-83051

Dear Ms. Ferber:

   We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all defined terms used in this letter have the same meaning as in the Offer to Exchange.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Offer to Exchange

General

1. We note that the formula used to determine the offer consideration does not completely correspond with prior no-action relief regarding an issuer's ability to comply with Item 1004(a)(1)(ii) of Regulation M-A, Rule 14e-4(f)1(ii) or Rule 14e-1(b). The Averaging Period, for example, will cover only five trading days. Please advise us of the basis upon which MF Global concluded that this offer complies with Item 1004(a)(1)(ii) of Regulation M-A, Rule 13e-4(f)(1)(ii) and Rule 14e-1(b) given MF Global's use of a pricing formula with an abbreviated Averaging Period.

2. We note that MF Global has reserved the right to substitute cash for common stock regarding the premium portion of the consideration. Please advise us of the basis upon which MF Global has concluded that this indefinite term of the transaction complies with the requirement specified in Item 1004(a)(1)(ii) of Regulation M-A to state the type of consideration. In addition, to the extent that MF Global elects to use cash as a portion of the consideration, please advise us of how MF Global determined that at least ten business days is reasonably calculated to inform security holders of the change.

Incorporation of Certain Information by Reference, page 1

3. We note that you have elected to incorporate your financial information by reference. Because MF Global has chosen not to explicitly disclose the financial information required by Item 10 of Schedule TO in the Offer to Exchange, corresponding Instruction 6 requires a summary of the information incorporated by reference. The summarized financial information presented in accordance with Item 1010(c) of Regulation M-A is required for all of the periods specified in Item 1010(a). Please revise the Offer to Exchange to include any information required by Item 1010(c) not previously disclosed, including information required by Item 1-02(bb)(1) of Regulation S-X, income per common share from continuing operations, and net income per common share. For additional guidance, please review interpretation I.H.7 in the July 2001 Interim Supplement to the Manual of Publicly Available Telephone Interpretations available on our website, www.sec.gov.

Closing Comments

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company (and all additional filing persons) acknowledging that:

- the company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions

cc: David Harms, Esq.
Catherine Clarkin, Esq.
Sullivan & Cromwell LLP